BEACHMONKEY, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

March 21, 2017



Independent Accountant's Review Report

To Management
Beachmonkey, LLC
Myrtle Beach, SC

We have reviewed the accompanying balance sheet of Beachmonkey, LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 21, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BEACHMONKEY, LLC
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 1,341	$ 1,504
Accounts Receivable	635	9,500
Prepaid Expenses	3,000	3,000
TOTAL CURRENT ASSETS	4,976	14,004
NON-CURRENT ASSETS		
Fixed Assets	6,000	7,500
TOTAL NON-CURRENT ASSETS	6,000	7,500
TOTAL ASSETS	$ 10,976	$ 21,504
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	1,600	600
TOTAL CURRENT LIABILITIES	1,600	600
MEMBER'S EQUITY		
Contributed Capital	8,026	19,395
Retained Earnings (Deficit)	1,350	1,509
TOTAL MEMBER'S EQUITY	9,376	20,904
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 10,976	$ 21,504

BEACHMONKEY, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

		2016		**2015**
Operating Income				
Photo Sponsorship Revenue	$	24,600	$	26,610
Advertising Revenue		-		336
Photography Revenue		15,922		19,101
Gross Profit		40,522		46,047
Operating Expense				
Salaries		12,900		12,900
General and Administrative		8,736		8,832
Computer and Internet		6,845		5,063
Travel		4,629		7,712
Contract Labor		4,180		6,779
Depreciation		1,500		-
Equipment		1,044		3,036
Advertising		516		216
		40,350		44,538
Net Income from Operations		172		1,509
Other Income (Expense)				
Interest Expense		(331)		-
Net Income	$	(159)	$	1,509

BEACHMONKEY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(159)	$	1,509
Change in Receivables		8,865		(9,500)
Change in Prepaid Expenses		-		(3,000)
Change in Payables		1,000		600
Net Cash Flows From Operating Activities		9,706		(10,391)
Cash Flows From Investing Activities				
Purchase of Fixed Assets		-		(7,500)
Depreciation		1,500		-
Net Cash Flows From Investing Activities		1,500		(7,500)
Cash Flows From Financing Activities				
Change in Contributed Capital		(11,369)		19,395
Net Cash Flows From Investing Activities		(11,369)		19,395
Cash at Beginning of Period		1,504		-
Net Increase (Decrease) In Cash		(163)		1,504
Cash at End of Period	$	1,341	$	1,504

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Beachmonkey, LLC ("the Company") is a limited liability company organized under the laws of the State of South Carolina. The Company operates an online social media platform built around professional photography of large events, such as festivals and concerts.

Beachmonkey reorganized as a Delaware corporation in early 2017.

The Company will conduct an equity crowdfund offering to commence during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, virtual currency balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject tax filing requirements in the federal jurisdiction of the United States and in the State of South Carolina, but was not a taxpaying entity during 2015 and 2016. All items of income and expense were allocated to the members of the Company and reported on their individual tax returns.

BEACHMONKEY, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 21, 2017, the date that the financial statements were available to be issued.